EPIC STORES CORP.
20805 North 19th Avenue, Suite 2
Phoenix, AZ 85027

February 11, 2016

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom Assistant Director Office of Consumer Products

Dear Sirs/Mesdames:

Re: Epic Stores Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed January 21, 2016 File No. 333-206662

Epic Stores Corp. (the “Company”, “we”, or “our”) writes in response to your letter of January 21, 2016 to Brian Davidson, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

Summary Financial Information, page 6

1.	We reviewed the revisions made in response to comment 4. Please revise the calculation of pro forma basic and diluted loss per share for the years ended December 31, 2013 and 2014 to reflect the reverse stock split effective August 18, 2015. Please also revise the calculation to remove the line item titled “Shares of common stock issued pursuant to terms of concurrent financing” or explain why such shares should be included referencing authoritative literature that supports inclusion.

The noted calculation has been revised to reflect the stock split that occurred effective August 18, 2015. The line item titled “Shares of Common stock issued pursuant to terms of concurrent financing” has also been removed. The calculation has been revised to reflect these changes. Please see page 7 of the amended Form S-1.

1

Executive Compensation, page 75

2.	Please ensure that you have updated your disclosure, here and elsewhere in your prospectus as applicable, to reflect information for the recently completed fiscal year ending December 31, 2015. In this regard, refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 located at our website, www.sec.gov.

We have updated the information with respect to executive compensation to reflect information for the recently completed fiscal year ended December 31, 2015. Please see page 80 of the amended Form S-1.

Interim Financial Statements

Notes to the Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Restatement, page 34

3.	For the three and nine month ended September 30, 2014 financial statement line items affected by the restatements, please reconcile in table format between the previously reported and restated amounts.

We have reconciled in table format the line items for the three and nine months ended September 30, 2014 that were affected by the restatements, commencing on page 34 of the amended Form S-1.

11. Commitments and Contingencies, page 41

4.	Reference is made to your discussion of the legal proceedings with HH-Poca Fiesta, LLC on page 78. Please tell us the related liability recorded as of September 30, 2015 and explain why the notes to the financial statements include no disclosure regarding these proceedings referencing authoritative literature that supports any amounts recorded or not recorded as of September 30, 2015 and the lack of disclosure. In doing so, please specifically address your consideration of the facts that legal action commenced on October 2, 2015 and your Form 10-Q for the quarterly period ended September 30, 2015 was subsequently filed on November 23, 2015. Finally, tell us the total liability presently recorded and when such amount was recorded referencing authoritative literature that supports your accounting treatment. Refer to ASC 450-20.

The retail lease in question was vacated on October 1, 2015, leading to the filing of preliminary legal proceedings by HH-Poca Fiesta, LLC (“HH”) on October 2, 2015. HH’s initial legal filing made no demand for contingent liabilities. Rather, it only requested unpaid rents to date, totaling $23,484, which had been accrued. From October 2, 2015 through December 30, 2015, the Company pursued a defense that it should be released from the lease through the payment of unpaid rents through the date in which it was released from the lease, specifically September 1, 2015 through December 31, 2105. These unpaid rents totaled $46,969 and monthly rents were accrued on the first of each month.

2

The legal proceedings related to the October 2, 2015 filing did not fully commence until December 15, 2015. During this period, the Company, through its discussion with legal counsel, anticipated the settlement amount would only consist of the accrued rents incurred on a monthly basis while the property was unoccupied, as would have been incurred in the ordinary course of business. Further, any additional contingent loss was deemed improbable and not estimable.

On December 31, 2015, the Company determined that is was unlikely to prevail in its defense and believed that the estimated settlement terms would be $200,000. As a result, in accordance with ASC 450-20, an additional $153,031 was accrued on December 31, 2015 based upon the estimated settlement amount.

Disclosure of the foregoing has been added as a subsequent event to the Company’s interim financial statements for the three and nine months ended September 30, 2015. Please see page 43 of the amended Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

5.	We reviewed the revisions made in response to comment 25. Reference is made to the large comparable store sales increase for the years ended December 31, 2014 and 2013 disclosed on page 68. Please explain to us in detail how you are calculating comparable store sales. Please also revise to disclose the underlying reasons why comparable store sales increased significantly.

We have revised our calculation of same store sales to reflect that comparable store sales include sales from all stores that have been open for 12 consecutive full fiscal months in both applicable periods being compared. Stores closed for an extended period have been excluded from comparable store sales calculations, while stores remodeled or subject to minor expansions not requiring store closure during the applicable periods have been included in such calculations.

We have also revised our disclosure to include disclosure of the underlying reasons why comparable store sales increased or decreased in the applicable periods, commencing on page 70 of the amended Form S-1.

3

Recent Sales of Unregistered Securities, page 84

6.	We note that the units issued on October 7, 2015 and December 2, 2015 include warrants that expire on October 7, 2015. If the date of expiration is incorrect, please revise. If not, please disclose the number of warrants exercised.

The warrants issued on October 7, 2015 expire on October 7, 2017 and the warrants issued on December 2, 2015 expire on December 2, 2017. We have revised our disclosure to reflect the correct expiration dates. Please see page 88 of the amended Form S-1.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

EPIC STORES CORP.

Per:
Brian Davidson
President and Chief Executive Officer

4